PRESIDENT’S MESSAGE TO SHAREHOLDERS

2012 was a busy year for Taseko and even though economic uncertainties persisted, we made steady progress on our business. The completion of Gibraltar Development Plan 3 (“GDP3”) on time and on budget was the pivotal success of the year. While mining companies worldwide were dealing with capital expenditure overruns, cost inflation, and asset write downs, our Company was able to deliver an investment plan that will be the catalyst for increased production and lower operating costs for the years ahead, and will provide the foundation for future growth.

Many of our shareholders have never had the opportunity to visit an open pit mine, never mind one the size of Gibraltar, which is now the fourth largest open pit copper mine in North America. Thus, it is very difficult to put into perspective the scale of a mine like Gibraltar. Below are a few statistics from the recently completed GDP3 construction project, which may help to put the project and Gibraltar into context. I urge you all to go to our website and look at the chronology of photos that will help you better understand your Company.

  More than 1,000,000 total project man hours of work to complete GDP3
  15,000 cubic yards of concrete
  4,000 tons of steel
  692 truckloads of material and equipment shipped to site
  265,000 meters of cable – enough cable to circle the earth six and a half times
  30,000 meters of pipe
  1,715 valves

During the 18-month construction period and the working of over one million man hours, there were zero Lost Time Injuries (LTI). LTI is an industry wide metric for measuring safety performance. A great accomplishment for the construction teams.

From a financial perspective, we had a solid year. $18 million was spent on New Prosperity and Aley advancing these projects towards production decisions. While earnings are an important aspect of our business we will not focus on maximizing near term earnings at the expense of value creating opportunities. We maintained a hedging strategy to ensure Gibraltar can remain cash flow positive in the event of a copper price collapse. Gross profit for 2012, which is the ultimate driver of our business, was $51.7 million from the sale of our share of 91.6 million pounds of copper and 1.3 million pounds of molybdenum.

Built on a Solid Foundation

Our commitment to the growth and success of Gibraltar has laid the foundation for the Company. This commitment dates back to 1999, when the operation was first purchased. After being on care and maintenance for five years, with a small crew, the mine restarted in 2004. Since then, with the commitment of the management team, all our dedicated employees and the world class engineering firms we work with, it has been transformed from an aging operation with a 40-month mine plan into a modern, world class, 165 million pound per year operation, with a 25 year mine life and 700 employees. A true testament to the foresight of the Company’s management team.

The GDP3 project, completed in December 2012, was the construction of a standalone 30,000 ton per day concentrator, built alongside the existing 55,000 ton per day faciility plus the construction of a new molybdenum plant. The new concentrator will increase annual copper production by roughly 50% and the new molybdenum plant will increase annual production to 2.5 million pounds. Additionally, significant upgrades to the mine fleet were made with the purchase of a new Caterpillar shovel, 18 haul trucks and two production drills.

In 2012, copper and molybdenum production at Gibraltar was 89.7 million pounds and 1.3 million pounds, respectively. Copper production was slightly lower than expected due to the impact of GDP3 construction activities. However, since the new mill was handed over to operations on March 28th, 2013, following a planned 10 week commissioning schedule, production has been steadily increasing to design capacity.

I’d like to personally thank the GDP3 construction team and the engineering and construction companies for all their efforts over the past 18 months. It is because of their teamwork that we have met our goal of creating steady growth for the Company.

Building Blocks to Further Success

With Gibraltar as Taseko’s cornerstone, New Prosperity and Aley are the building blocks to further growth.

Taseko’s wholly-owned New Prosperity Gold-Copper Project will generate long-term value for the Company. We are actively working on this project and continue to advance through the Federal Environmental Assessment (EA) process. The new project design, which addresses the environmental concerns identified in the original environmental assessment process, and importantly, includes the preservation of Fish Lake, entered into the EA Panel Review process in November 2011.

The Company anticipates the next step of the process, the public panel hearings, to commence in mid-2013. Following the hearings, the Panel will prepare a report that will provide the basis for the Federal Government’s decision on the granting of the Environmental Assessment Certificate.

Advancing Taseko’s 100% owned Aley Niobium Project, located in northern British Columbia, was another key objective in 2012, with the goal of completing a NI 43-101 compliant reserve in 2013. In March 2012, we announced a 170% resource increase and upgrade at Aley. The new Measured and Indicated Resource is 286 million tonnes with an average grade of 0.37% Nb205 (at a 0.2% Nb205 cutoff) and contains 739 million kilograms of niobium.

Significant progress was made on the Aley metallurgical testwork in 2012 and we were able to finalize the process flowsheet. This was not an easy task given the extremely limited technical information on niobium production. Other work includes construction engineering and environmental studies.

Both projects continue to hold exciting potential for our various stakeholders, included shareholders and the local communities.

Our Commitment

In addition to our commitment of advancing of our Company’s assets, we are also committed to our workforce, the environment, and the communities in which we operate, including First Nations.

Employees

Safety is an important priority at Taseko and we work hard to ensure that a culture of safety permeates the workplace. The combined medical aid and LTI frequency rate has steadily improved since restarting the mine and in 2012 was reduced by nearly 40% over 2011.

A long term labour agreement was signed in December with Gibraltar’s unionized employees. The agreement, in place until May 31, 2016, provides a fair deal for our unionized employees and also long-term, stable labour costs

Environmental Recognition
As stewards of the environment in which we operate, we are proud of our reputation as a responsible mining company

At Gibraltar, 2011 marked the beginning of several large-scale e reclamation n and research projects that will be carried out throughout the life of the mine. This proactive approach proved successful, as Gibraltar was recognized with the Award for Metal Mining Reclamation from British Columbia Technical and Research Committee on Reclamation in September 2012. This award is s the result of the Company’s forward looking approach to reclamation and responsible mining.

First Nations
We have always had good working relationships with many local First Nations, but within the last year we have made efforts to formalize these partnerships.

In May 2012, the Company signed an agreement with the Tsay Keh Dene to support the exploration program and environmental studies for the development of Aley. In addition, in April 2013, a Participation and Cooperation Agreement was finalized between Gibraltar and the Williams Lake Indian Band. Both agreements are extensive in nature and will provide education and training opportunities, as well as economic development initiatives.

These agreements reflect our Company’s commitment to work together with First Nations communities in mutually beneficial manner. We are aligned with the local communities in our interest to ensure the Company continues to generate local value and opportunity through environmentally sound mining practices.

The Road Ahead

I am very excited about the near-term prospects for Taseko. After seven years of continuous investment at Gibraltar, we are now ready to demonstrate the quality of this asset. Construction is officially complete and the facility is in fantastic shape to produce record levels of copper in 2013.

The path to an EA decision on New Prosperity has been a long one but we remain confident that 2013 will have many positive developments as we move toward the construction of one of Canada’s largest gold-copper mines.

I would like to thank all our stakeholders for persevering through these challenging economic times and for their continued support of Taseko and its management team.

Kind regards,

Russell E. Hallbauer
President and Chief Executive Officer

The Annual General and Special Meeting of Shareholders

You are cordially invited to attend Taseko’s annual general meeting of shareholders, scheduled for 1:00PM at the Terminal City Club on June 6, 2013. The accompanying Notice of Meeting and Management Information Circular provide a full description of the items to be voted upon at the meeting.

We encourage you to take the time now to complete and return the enclosed form of proxy or voting instruction form by June 4, 2013 or any adjournment thereof to ensure that your shares will be voted at the meeting in accordance with your instructions, whether or not you are able to attend in person. If you have any questions in regards to the meeting or require assistance with voting, please contact Laurel Hill Advisory Group toll-free at 1-877-452-7184 or via email at assistance@laurelhill.com.

The Board of Directors of the Company Recommends that Shareholders Vote FOR All Proposed Resolutions.

Your vote is important, regardless of the number of shares you own. Vote Your Shares Today.